
04006275

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, January 21, 2004, Series 2004-FM1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110039
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JAN 30 2004
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 21, 2004

ACE SECURITIES CORP.

By: 

Name: **EVELYN ECHEVARRIA**

Title: **VICE PRESIDENT**

By: 

Name: **Doris J. Hearn**

Title: **Vice President**

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Fremont Mortgage

Deutsche Bank @

ACE 2004-FM1; 2nd Liens

1,920 records
Balance: 60,184,203

FICO Score	Number of Mortgage Loans	Current Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Original CLTV	Weighted Average DTI Back	FICO Score	% Full Doc
525 - 549	1	10,722.08	0.02	13.000	85.00	46.41	545.0	100.00
550 - 574	311	2,719,645.06	4.52	12.077	93.72	43.32	564.3	95.60
575 - 599	433	11,943,706.79	19.85	11.120	99.12	42.73	589.0	98.96
600 - 624	413	15,180,607.76	25.22	10.864	99.49	42.95	612.8	85.20
625 - 649	385	14,867,790.62	24.70	11.609	99.50	43.36	636.7	36.92
650 - 674	200	8,419,800.52	13.99	11.271	99.54	43.50	659.0	41.46
675 - 699	85	3,458,752.38	5.75	10.698	99.39	43.99	685.1	54.44
700 - 724	49	1,847,793.63	3.07	10.364	99.24	44.81	712.4	62.74
725 - 749	20	906,181.45	1.51	10.003	99.66	40.49	737.9	68.12
750 - 774	15	495,032.53	0.82	10.558	98.72	44.15	758.1	60.28
775 - 799	7	326,599.42	0.54	10.430	99.91	41.78	780.6	38.62
800 - 824	1	7,571.12	0.01	12.250	95.00	35.19	814.0	100.00
Total:	1,920	60,184,203.36	100.00	11.169	99.15	43.18	629.5	67.19

Minimum: 545
Maximum: 814
Weighted Average: 629.5

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Fremont Mortgage

Deutsche Bank

ACE 2004-FM1; Sim. 2nds

1,385 records
Balance: 252,044,753

First Liens with Junior Liens	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	% Full Doc
Yes	1,385	252,044,753	100.00	81.72	98.17	636.6	71.14
Total:	1,385	252,044,753	100.00	81.72	98.17	636.6	71.14

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

ACE 2004-FM1
6,809 records
Balance: 993,532,681

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
Fixed Rate	3,098	291,041,188	29.29	82.85	84.45	630.8
ARM	3,711	702,491,493	70.71	83.47	88.71	620.9
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

Lien Priority	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
1st Lien	4,889	933,348,478	93.94	82.27	86.71	623.5
2nd Lien	1,920	60,184,203	6.06	99.15	99.15	629.5
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
0.01 - 50,000.00	1,506	31,501,584	3.17	96.63	96.68	619.1
50,000.01 - 100,000.00	1,335	99,726,646	10.04	84.48	87.41	613.7
100,000.01 - 150,000.00	1,059	132,574,938	13.34	80.50	85.96	615.8
150,000.01 - 200,000.00	1,087	188,164,711	18.94	81.83	86.57	618.4
200,000.01 - 250,000.00	659	146,653,310	14.76	82.44	87.46	623.9
250,000.01 - 300,000.00	463	126,226,519	12.70	84.04	88.61	629.9
300,000.01 - 350,000.00	282	90,452,239	9.10	84.52	89.99	637.9
350,000.01 - 400,000.00	214	80,368,844	8.09	84.67	89.01	634.0
400,000.01 - 450,000.00	85	36,201,376	3.64	85.37	86.59	627.2
450,000.01 - 500,000.00	77	37,023,380	3.73	81.28	81.99	621.9
500,000.01 - 550,000.00	13	6,776,699	0.68	78.58	79.39	654.1
550,000.01 - 600,000.00	19	10,936,915	1.10	81.15	81.43	637.7
600,000.01 - 650,000.00	2	1,285,589	0.13	79.85	79.85	592.4
650,000.01 - 700,000.00	4	2,722,975	0.27	78.74	78.74	610.5
700,000.01 - 750,000.00	4	2,916,957	0.29	78.06	78.06	640.0
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
0.01 - 50,000.00	1,513	31,850,422	3.21	96.51	96.56	618.8
50,000.01 - 100,000.00	1,334	99,954,879	10.06	84.40	87.34	613.8
100,000.01 - 150,000.00	1,072	134,817,006	13.57	80.57	86.08	616.2
150,000.01 - 200,000.00	1,073	186,343,968	18.76	81.82	86.53	618.3
200,000.01 - 250,000.00	664	148,149,247	14.91	82.54	87.56	624.3
250,000.01 - 300,000.00	461	126,127,477	12.69	83.96	88.47	629.2
300,000.01 - 350,000.00	275	88,405,959	8.90	84.57	90.10	638.4
350,000.01 - 400,000.00	215	80,817,609	8.13	84.65	88.97	633.6
400,000.01 - 450,000.00	85	36,302,045	3.65	85.37	86.59	626.9
450,000.01 - 500,000.00	75	36,124,935	3.64	81.19	81.92	622.7
500,000.01 - 550,000.00	15	7,875,605	0.79	78.78	79.47	642.5
550,000.01 - 600,000.00	17	9,838,009	0.99	81.28	81.58	645.1
600,000.01 - 650,000.00	2	1,285,589	0.13	79.85	79.85	592.4
650,000.01 - 700,000.00	4	2,722,975	0.27	78.74	78.74	610.5
700,000.01 - 750,000.00	4	2,916,957	0.29	78.06	78.06	640.0
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
California	2,324	425,318,935	42.81	82.53	87.32	627.3
Florida	841	85,812,628	8.64	84.23	87.14	611.6
New York	410	82,429,431	8.30	79.59	81.56	627.3
Illinois	433	54,365,656	5.47	85.84	89.31	628.3
New Jersey	232	36,849,099	3.71	78.63	80.13	605.8
Colorado	214	30,964,533	3.12	86.26	92.30	626.4
Massachusetts	152	27,516,557	2.77	82.21	84.84	627.9
Maryland	171	26,006,252	2.62	86.10	90.39	625.4
Minnesota	166	20,647,825	2.08	87.53	93.02	635.8
Hawaii	123	18,742,724	1.89	83.40	89.00	639.5
Virginia	141	17,940,477	1.81	84.51	87.09	611.1
Arizona	158	17,154,825	1.73	85.72	93.58	630.9
Michigan	136	15,252,493	1.54	85.38	87.83	619.3
Connecticut	113	14,855,715	1.50	83.71	86.35	615.3
Washington	116	14,689,225	1.48	84.98	91.07	626.5
Nevada	126	14,452,271	1.45	86.32	93.73	636.9
Texas	146	13,086,400	1.32	86.89	93.64	624.1
Georgia	86	9,284,223	0.93	86.20	89.63	602.7
Ohio	87	9,058,108	0.91	86.35	91.01	617.6
North Carolina	100	8,905,000	0.90	86.32	91.53	600.3
Wisconsin	70	6,161,069	0.62	83.69	87.29	612.5
Pennsylvania	63	5,907,847	0.59	83.12	86.02	606.5
Tennessee	56	5,191,573	0.52	84.99	89.11	617.1
Missouri	60	5,181,828	0.52	86.30	88.39	616.6
Utah	48	4,665,551	0.47	86.19	94.50	627.6
Oregon	31	3,649,905	0.37	86.78	91.61	625.6
Rhode Island	20	2,660,555	0.27	77.62	79.70	609.3
New Hampshire	24	2,615,271	0.26	84.52	88.16	601.0
Kansas	27	2,525,342	0.25	82.62	89.70	602.8
South Carolina	19	1,490,965	0.15	82.77	88.74	606.5
Idaho	17	1,262,499	0.13	84.26	89.60	628.4
Oklahoma	12	1,232,531	0.12	86.23	88.63	605.9
Indiana	21	1,215,436	0.12	87.16	89.03	631.8
Arkansas	13	1,156,020	0.12	88.20	95.11	642.7
New Mexico	7	858,778	0.09	81.10	81.72	575.5
Wyoming	6	688,606	0.07	92.61	95.10	623.2
Iowa	8	632,193	0.06	92.44	96.53	615.9
West Virginia	7	592,158	0.06	78.06	78.50	553.6
Alaska	3	574,433	0.06	67.69	67.69	624.5
Nebraska	5	513,255	0.05	92.39	100.00	635.9
Montana	5	318,419	0.03	84.67	89.41	613.2

Continued...

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

...continued

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
Vermont	2	315,776	0.03	91.88	91.88	604.5
Delaware	4	280,490	0.03	75.38	75.38	534.8
Maine	2	276,719	0.03	73.72	73.72	565.5
Kentucky	4	233,084	0.02	81.89	89.97	622.7
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

Number of States Represented: 45

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
4.500 - 4.999	5	1,324,446	0.13	76.94	93.20	679.6
5.000 - 5.499	42	10,512,828	1.06	78.96	94.67	656.9
5.500 - 5.999	330	80,701,991	8.12	78.61	87.87	651.8
6.000 - 6.499	511	117,341,733	11.81	79.26	86.86	640.2
6.500 - 6.999	941	204,879,718	20.62	81.50	86.69	631.4
7.000 - 7.499	547	113,681,920	11.44	83.47	86.24	621.0
7.500 - 7.999	967	184,006,636	18.52	86.81	89.27	626.2
8.000 - 8.499	451	73,794,432	7.43	85.50	88.25	620.9
8.500 - 8.999	593	82,309,169	8.28	84.15	86.41	599.4
9.000 - 9.499	226	25,256,587	2.54	82.84	84.81	584.1
9.500 - 9.999	442	35,208,711	3.54	83.78	84.40	580.3
10.000 - 10.499	125	8,126,873	0.82	78.05	80.71	575.1
10.500 - 10.999	316	15,985,859	1.61	84.57	84.80	583.4
11.000 - 11.499	258	9,699,770	0.98	87.11	87.41	598.6
11.500 - 11.999	399	13,749,005	1.38	93.64	93.64	601.8
12.000 - 12.499	273	8,008,309	0.81	92.71	92.71	625.3
12.500 - 12.999	226	5,187,399	0.52	96.86	96.86	630.2
13.000 - 13.499	68	1,793,679	0.18	99.23	99.23	640.5
13.500 - 13.999	57	1,718,978	0.17	99.55	99.55	627.2
14.000 - 14.499	1	34,836	0.00	100.00	100.00	635.0
14.500 - 14.999	31	209,804	0.02	95.37	95.37	570.2
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

ACE 2004-FM1
6,809 records
Balance: 993,532,681

Original Term	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
1 - 60	210	1,243,366	0.13	94.17	94.17	592.4
61 - 120	542	6,810,321	0.69	95.87	95.87	615.8
121 - 180	368	18,497,498	1.86	80.85	81.69	625.4
181 - 240	898	48,193,763	4.85	98.16	98.17	634.4
241 - 300	2	481,063	0.05	64.71	64.71	687.1
301 - 360	4,789	918,306,670	92.43	82.46	86.96	623.3
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
1 - 60	210	1,243,366	0.13	94.17	94.17	592.4
61 - 120	542	6,810,321	0.69	95.87	95.87	615.8
121 - 180	368	18,497,498	1.86	80.85	81.69	625.4
181 - 240	898	48,193,763	4.85	98.16	98.17	634.4
241 - 300	2	481,063	0.05	64.71	64.71	687.1
301 - 360	4,789	918,306,670	92.43	82.46	86.96	623.3
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
Single Family Residence	5,649	831,543,423	83.70	83.26	87.46	620.6
2-4 Family	566	96,404,279	9.70	82.16	84.55	640.7
Condo	546	61,035,637	6.14	86.10	92.93	643.4
Manufactured Housing	48	4,549,343	0.46	74.04	76.05	590.1
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

ACE 2004-FM1
6,809 records
Balance: 993,532,681

Orig Combined Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
<= 50.00	137	16,890,216	1.70	41.36	41.44	598.5
50.01 - 55.00	69	9,619,583	0.97	52.92	52.98	597.2
55.01 - 60.00	86	12,772,002	1.29	57.99	59.03	588.4
60.01 - 65.00	163	28,958,514	2.91	63.13	63.20	583.8
65.01 - 70.00	281	50,772,532	5.11	68.78	69.22	584.3
70.01 - 75.00	429	81,292,304	8.18	74.06	74.63	581.9
75.01 - 80.00	1,798	343,313,934	34.55	79.75	90.63	621.1
80.01 - 85.00	411	73,104,090	7.36	84.31	85.45	609.8
85.01 - 90.00	773	139,880,008	14.08	89.70	91.43	630.3
90.01 - 95.00	891	58,605,458	5.90	94.72	94.74	636.6
95.01 - 100.00	1,771	178,324,040	17.95	99.93	99.93	668.7
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
Full	4,680	631,250,198	63.54	83.04	87.45	613.0
Stated Documentation	1,953	329,019,872	33.12	84.48	88.51	646.7
Limited/Lite	176	33,262,612	3.35	76.31	77.34	603.9
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
<= 499	7	844,434	0.08	53.86	53.86	0.0
500 - 524	322	51,396,123	5.17	72.13	72.41	513.4
525 - 549	377	59,935,146	6.03	73.76	74.16	537.6
550 - 574	762	78,519,674	7.90	77.87	79.08	562.2
575 - 599	1,108	138,135,925	13.90	81.99	86.67	587.7
600 - 624	1,210	175,835,845	17.70	83.14	88.03	612.4
625 - 649	1,190	173,418,671	17.45	84.69	90.42	636.5
650 - 674	821	132,838,325	13.37	85.81	91.28	661.1
675 - 699	499	89,706,636	9.03	89.00	93.11	686.3
700 - 724	264	46,698,849	4.70	90.91	95.57	710.7
725 - 749	124	24,196,572	2.44	92.74	96.75	736.9
750 - 774	91	16,632,219	1.67	90.08	94.71	760.8
775 - 799	29	4,571,433	0.46	85.05	89.17	786.7
800 - 824	5	802,830	0.08	88.94	96.57	807.8
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
Refinance - Cashout	3,061	523,873,579	52.73	79.50	81.41	605.9
Purchase	3,522	430,283,791	43.31	88.22	95.38	646.4
Refinance - Rate Term	226	39,375,312	3.96	79.80	81.55	615.7
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
Primary	6,217	918,123,397	92.41	83.55	87.93	622.8
Non-Owner Occupied	540	66,790,380	6.72	80.36	82.11	638.5
Second Home	52	8,618,904	0.87	78.36	79.21	616.8
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

Month Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
2004-08	1	99,109	0.01	80.00	80.00	577.0
2004-09	4	1,030,938	0.15	76.23	76.23	635.0
2004-10	12	1,755,534	0.25	76.93	78.89	578.8
2004-11	25	3,465,668	0.49	72.93	74.94	551.0
2005-02	1	231,055	0.03	95.00	100.00	613.0
2005-03	13	3,252,624	0.46	85.42	87.11	607.4
2005-04	47	9,209,863	1.31	87.26	88.43	619.5
2005-05	217	38,630,292	5.50	85.41	87.68	620.5
2005-06	656	125,828,474	17.91	85.34	88.69	627.1
2005-07	1,683	317,303,901	45.17	82.13	88.66	618.7
2005-08	991	190,703,141	27.15	84.28	89.47	621.1
2006-04	2	502,675	0.07	71.43	71.43	689.6
2006-05	2	707,592	0.10	76.65	76.65	578.3
2006-06	11	2,226,708	0.32	79.53	83.39	633.1
2006-07	27	4,516,081	0.64	80.98	92.00	652.7
2006-08	19	3,027,837	0.43	84.97	92.47	652.5
Total:	3,711	702,491,493	100.00	83.47	88.71	620.9

****

The above table is based on Adjustable Mortgage Loans only

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Gross Margin (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
5.500 - 5.999	7	1,689,939	0.24	77.06	90.70	671.8
6.000 - 6.499	69	17,329,288	2.47	79.47	94.53	661.0
6.500 - 6.999	3,634	683,150,378	97.25	83.58	88.56	619.8
7.500 - 7.999	1	321,888	0.05	91.21	91.21	630.0
Total:	3,711	702,491,493	100.00	83.47	88.71	620.9

****
The above table is based on Adjustable Mortgage Loans only

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
11.500 - 11.999	5	1,324,446	0.19	76.94	93.20	679.6
12.000 - 12.499	41	10,202,422	1.45	79.54	95.73	658.4
12.500 - 12.999	242	59,132,773	8.42	79.40	91.25	650.8
13.000 - 13.499	332	75,960,758	10.81	81.17	91.23	635.3
13.500 - 13.999	629	137,398,823	19.56	83.59	90.39	628.6
14.000 - 14.499	401	82,177,644	11.70	84.95	88.14	620.7
14.500 - 14.999	765	147,477,961	20.99	87.80	90.49	627.7
15.000 - 15.499	366	60,903,184	8.67	86.59	89.59	624.0
15.500 - 15.999	453	67,797,260	9.65	83.68	86.11	594.0
16.000 - 16.499	153	19,683,741	2.80	81.34	83.74	573.8
16.500 - 16.999	169	21,640,639	3.08	76.29	77.22	558.0
17.000 - 17.499	51	5,697,638	0.81	70.29	73.77	555.0
17.500 - 17.999	52	6,604,978	0.94	66.84	67.10	537.7
18.000 - 18.499	26	3,262,774	0.46	65.57	66.27	533.8
18.500 - 18.999	15	1,774,287	0.25	59.14	59.14	539.2
19.000 - 19.499	9	1,248,296	0.18	60.30	60.30	543.8
19.500 - 19.999	2	203,870	0.03	63.49	63.49	527.8
Total:	3,711	702,491,493	100.00	83.47	88.71	620.9

****
The above table is based on Adjustable Mortgage Loans only

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
4.500 - 4.999	5	1,324,446	0.19	76.94	93.20	679.6
5.000 - 5.499	41	10,202,422	1.45	79.54	95.73	658.4
5.500 - 5.999	242	59,132,773	8.42	79.40	91.25	650.8
6.000 - 6.499	332	75,960,758	10.81	81.17	91.23	635.3
6.500 - 6.999	629	137,398,823	19.56	83.59	90.39	628.6
7.000 - 7.499	401	82,088,392	11.69	84.95	88.14	620.6
7.500 - 7.999	765	147,567,213	21.01	87.80	90.48	627.8
8.000 - 8.499	366	60,903,184	8.67	86.59	89.59	624.0
8.500 - 8.999	453	67,797,260	9.65	83.68	86.11	594.0
9.000 - 9.499	153	19,683,741	2.80	81.34	83.74	573.8
9.500 - 9.999	169	21,640,639	3.08	76.29	77.22	558.0
10.000 - 10.499	51	5,697,638	0.81	70.29	73.77	555.0
10.500 - 10.999	52	6,604,978	0.94	66.84	67.10	537.7
11.000 - 11.499	26	3,262,774	0.46	65.57	66.27	533.8
11.500 - 11.999	15	1,774,287	0.25	59.14	59.14	539.2
12.000 - 12.499	9	1,248,296	0.18	60.30	60.30	543.8
12.500 - 12.999	2	203,870	0.03	63.49	63.49	527.8
Total:	3,711	702,491,493	100.00	83.47	88.71	620.9

****
The above table is based on Adjustable Mortgage Loans only

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
1.000	1	321,888	0.05	91.21	91.21	630.0
1.500	1	179,290	0.03	95.00	95.00	684.0
3.000	3,709	701,990,316	99.93	83.46	88.71	620.9
Total:	3,711	702,491,493	100.00	83.47	88.71	620.9

****
The above table is based on Adjustable Mortgage Loans only

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
1.000	1	321,888	0.05	91.21	91.21	630.0
1.500	3,710	702,169,605	99.95	83.47	88.71	620.9
Total:	3,711	702,491,493	100.00	83.47	88.71	620.9

****

The above table is based on Adjustable Mortgage Loans only

Lifecap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
6.500 - 6.749	1	321,888	0.05	91.21	91.21	630.0
7.000 - 7.249	3,710	702,169,605	99.95	83.47	88.71	620.9
Total:	3,711	702,491,493	100.00	83.47	88.71	620.9

****

The above table is based on Adjustable Mortgage Loans only

Prepayment Penalty Months	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score
0	509	55,339,845	5.57	82.80	85.58	616.9
12	473	75,552,401	7.60	83.50	86.54	630.3
24	4,829	694,781,629	69.93	84.23	89.09	622.2
30	19	3,595,891	0.36	86.48	90.39	592.8
36	973	163,938,031	16.50	79.31	81.59	631.1
60	6	324,885	0.03	73.66	73.66	567.1
Total:	6,809	993,532,681	100.00	83.29	87.46	623.8

non zero wa Prepay Term: 25.2

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Deutsche Bank

ACE 2004-FM1; 2nd Liens

1,920 records
Balance: 60,184,203

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
525 - 549	1	10,722	0.02
550 - 574	311	2,719,645	4.52
575 - 599	433	11,943,707	19.85
600 - 624	413	15,180,608	25.22
625 - 649	385	14,867,791	24.70
650 - 674	200	8,419,801	13.99
675 - 699	85	3,458,752	5.75
700 - 724	49	1,847,794	3.07
725 - 749	20	906,181	1.51
750 - 774	15	495,033	0.82
775 - 799	7	326,599	0.54
800 - 824	1	7,571	0.01
Total:	1,920	60,184,203	100.00

Minimum: 545
Maximum: 814
Weighted Average: 629.5

Orig Combined Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
70.01 - 75.00	2	36,457	0.06
75.01 - 80.00	3	41,275	0.07
80.01 - 85.00	34	312,181	0.52
85.01 - 90.00	71	742,114	1.23
90.01 - 95.00	661	6,810,484	11.32
95.01 - 100.00	1,149	52,241,693	86.80
Total:	1,920	60,184,203	100.00

Minimum: 74.73
Maximum: 100.00
Weighted Average by Current Balance: 99.15

2nd Mortgage Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 5.00	26	276,929	0.46
5.01 - 10.00	765	7,327,132	12.17
10.01 - 15.00	5	186,922	0.31
15.01 - 20.00	1,114	51,943,505	86.31
20.01 - 25.00	9	384,538	0.64
55.01 - 60.00	1	65,177	0.11
Total:	1,920	60,184,203	100.00

Minimum: 2.20
Maximum: 55.49
Weighted Average by Current Balance: 18.14

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	1,920	60,184,203	100.00
Total:	1,920	60,184,203	100.00

Seasoning	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 6	1,304	44,131,168	73.33
7 - 12	565	15,117,652	25.12
13 - 18	51	935,383	1.55
Total:	1,920	60,184,203	100.00

Minimum: 5
Maximum: 17
Weighted Average: 6.32

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

	Deal Name		Data
Collateral Characteristics	Pool Balance	$	993,532,681.33
	# of Loans	#	6,809
	Avg Prin Balance	$	145,914.62
	WAC	%	7.6
	WA Net Rate	%	7.08
	WAM	#	342.64
	Seasoning	#	6.14
	Second Liens	%	6.06
	WA CLTV	%	83.29
	WA FICO	#	623.8
	Prepay Penalties	%	94.43
Arm Characteristics	WAC (Arms only)	%	7.46
	WAM (Arms only)	#	353.84
	WA Margin	%	6.958
	WA Initial Cap	%	2.999
	WA Periodic Cap	%	1.5
	WA Cap	%	7
	WA Months to Roll	#	18
Loan Type	Fixed	%	29.294
	Balloons	%	0.329
	2/28 Arms	%	69.601
	3/27 Arms	%	1.105
	Other Hybrid Arms	%	0
Index	1-Month LIBOR	%	0
	6-Month LIBOR	%	70.706
	Other Index	%	0
Loan Purpose	Purchase	%	43.308
	Cash-Out Refi	%	52.728
	Rate-Term Refi	%	3.963
	Debt Consolidation	%	0
Occupancy Status	Owner	%	92.41
	Second Home	%	0.868
	Investor	%	6.723
Property Type	Single Family	%	83.696
	2-4 Family	%	9.703
	PUD	%	0
	MH	%	0.458
	Condo	%	6.143
Doc Type	Full Doc	%	63.536
	Stated Doc	%	33.116
	Limited Doc	%	3.348
	No Doc	%	0
MI Data	MI Flag	Y/N	N
	% of Pool Covered	%	0
	Effective LTV	%	83.29
FICO Distribution	FICO <460	%	0.085
	FICO 460-479	%	0
	FICO 480-499	%	0
	FICO 500-519	%	3.986
	FICO 520-539	%	4.704
	FICO 540-559	%	5.515
	FICO 560-579	%	6.857
	FICO 580-599	%	11.951
	FICO 600-619	%	13.908
	FICO 620-639	%	14.548
	FICO 640-659	%	12.689
	FICO 660-679	%	9.524
	FICO 680-699	%	6.883
	FICO 700-719	%	4.086
	FICO 720-739	%	2.076
	FICO 740-759	%	1.845
	FICO >760	%	1.343
LTV Distribution	LTV <20	%	0.038
	LTV 20.01-30	%	0.137
	LTV 30.01-40	%	0.395
	LTV 40.01-50	%	1.131
	LTV 50.01-60	%	2.254

Please populate column D (&E) with the corresponding pool characteristics in Column B.
- For values in currency format, omit $.
- For values in percentage format, provide data to 3 decimal places and omit %.
- For WAC Net Rate, subtract servicing fee, trustee fee, and initial MI fee.
- For MI Flag, Y or N.

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

			Data
	LTV 60.01-70	%	8.025
	LTV 70.01-80	%	42.737
	LTV 80.01-90	%	21.437
	LTV 90.01-100	%	23.847
	LTV >100	%	0
Loan Balance Distribution	$ 0-25,000	# & %	1.094
	$ 25,001-50,000	# & %	2.112
	$ 50,001-75,000	# & %	4.319
	$ 75,001-100,000	# & %	5.741
	$ 100,001-150,000	# & %	13.569
	$ 150,001-200,000	# & %	18.756
	$ 200,001-250,000	# & %	14.911
	$ 250,001-300,000	# & %	12.695
	$ 300,001-350,000	# & %	8.898
	$ 350,001-400,000	# & %	8.134
	$ 400,001-450,000	# & %	3.654
	$ 450,001-500,000	# & %	3.636
	$ 500,001-550,000	# & %	0.793
	$ 550,001-600,000	# & %	0.99
	$ 600,001-650,000	# & %	0.129
	$ 650,001-700,000	# & %	0.274
	$ 700,001-750,000	# & %	0.294
	$ 750,001-800,000	# & %	0
	$ 800,001-850,000	# & %	0
	$ 850,001-900,000	# & %	0
	$ 900,001-950,000	# & %	0
	$ 950,001-1,000,000	# & %	0
	> $ 1,000,001	# & %	0
Geographic Distribution	AK	%	0.058
	AL	%	0
	AR	%	0.116
	AZ	%	1.727
	CA	%	42.809
	CO	%	3.117
	CT	%	1.495
	DC	%	0
	DE	%	0.028
	FL	%	8.637
	GA	%	0.934
	HI	%	1.886
	IA	%	0.064
	ID	%	0.127
	IL	%	5.472
	IN	%	0.122
	KS	%	0.254
	KY	%	0.023
	LA	%	0
	MA	%	2.77
	MD	%	2.618
	ME	%	0.028
	MI	%	1.535
	MN	%	2.078
	MO	%	0.522
	MS	%	0
	MT	%	0.032
	NC	%	0.896
	ND	%	0
	NE	%	0.052
	NH	%	0.263
	NJ	%	3.709
	NM	%	0.086
	NV	%	1.455
	NY	%	8.297
	OH	%	0.912
	OK	%	0.124
	OR	%	0.367
	PA	%	0.595
	RI	%	0.268

SC	%	0.15
SD	%	0
TN	%	0.523
TX	%	1.317
UT	%	0.47
VA	%	1.806
VT	%	0.032
WA	%	1.478
WI	%	0.62
WV	%	0.06
WY	%	0.069

FICO/LTV Strats

Looking for the % of UPB in each of the cells below

The Sum of the values in the two cross-tabs below will equal 100%

1st mortgages

LTV	FICO >700	651-700	601-650	551-600	501-550	450-500	<450	Total
>100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
90.01-100	4.62	7.09	4.96	1.23	0.01	0.00	0.00	**17.91**
80.01-90	1.40	4.28	8.49	6.11	1.05	0.00	0.00	**21.33**
70.01-80	2.52	7.80	15.61	9.93	6.75	0.10	0.01	**42.72**
60-70	0.15	0.90	2.10	2.22	2.57	0.05	0.04	**8.03**
<60	0.14	0.49	1.18	1.12	0.99	0.00	0.04	**3.96**
	8.83	**20.56**	**32.34**	**20.61**	**11.37**	**0.15**	**0.09**	93.95

2nd Mortgages

LTV	FICO >700	651-700	601-650	551-600	501-550	450-500	<450	Total
>100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
90.01-100	0.35	1.15	3.03	1.41	0.01	0.00	0.00	**5.95**
80.01-90	0.01	0.00	0.01	0.08	0.00	0.00	0.00	**0.10**
70.01-80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
60-70	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
<60	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
	0.36	**1.15**	**3.04**	**1.49**	**0.01**	**0.00**	**0.00**	6.05

Rating Agency Summary

Loss Coverage Levels	moodys	fitch	s&p Fixed	s&p ARM
BBB+			9.75%	11.50%
BBB			8.75%	10.25%
BBB-			8.00%	9.00%
BB			6.00%	6.50%
B			4.00%	3.35%

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Deal Name: ACE 2004-FM1

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout
Aggregated														
fixed-rated	3,098	291,041,188	93,945	29.29	7.936	316	631	66.09	84.45	41.9	69.3	91.3	83.4	64.5
arm-rated	3,711	702,491,493	189,300	70.71	7.460	354	621	83.47	88.71	42.2	61.2	92.9	83.8	47.9
Average Loan Balance														
0-24,999	951	10,866,442	11,426	1.09	11.686	134	609	9.78	95.92	42.1	84.1	90.9	80.7	24.1
25-49,999	562	20,981,980	37,334	2.11	11.132	232	624	22.25	96.89	42.3	65.1	99.0	79.4	21.6
50-74,999	684	42,912,438	62,737	4.32	9.723	296	613	52.11	88.36	40.9	67.3	87.5	80.0	37.5
$400.01-500.00k	160	72,326,980	452,044	7.28	7.024	354	625	83.21	84.28	41.7	63.8	91.0	84.2	59.0
500.01-600.00k	33	18,213,614	551,928	1.83	6.566	354	643	80.42	80.88	40.6	69.7	100.0	100.0	63.7
600.01-700.00k	6	4,008,564	668,094	0.40	6.637	355	605	79.10	79.10	43.0	82.9	100.0	100.0	82.6
>$700.00k	4	2,916,957	729,239	0.29	6.724	354	640	78.06	78.06	42.8	75.3	100.0	100.0	74.5
mortgage rate														
9.01-10.00	670	59,356,257	88,591	5.97	9.541	323	582	65.61	84.79	42.3	64.4	92.1	80.9	50.9
10.01-11.00	479	24,891,283	51,965	2.51	10.623	286	583	45.43	83.91	43.3	75.7	95.6	85.2	47.1
11.01-12.00	663	24,908,581	37,570	2.51	11.598	240	604	27.86	91.65	43.0	63.4	97.5	84.6	35.3
12.01-13.00	462	10,844,013	23,472	1.09	12.505	217	623	21.71	93.05	42.6	30.7	90.4	83.7	21.7
13.01-14.00	105	3,257,367	31,023	0.33	13.512	206	637	19.22	99.69	43.5	4.8	99.9	91.1	13.1
14.01-15.00	32	244,640	7,645	0.02	14.686	124	579	9.03	96.03	44.8	73.1	92.5	88.0	7.5
FICO														
N/A or Below 500	7	844,434	120,633	0.08	9.907	353	0	53.86	53.86	42.7	51.8	89.5	100.0	32.5
500-519	243	39,601,757	162,970	3.99	8.831	353	511	72.07	72.38	43.4	64.1	95.4	81.5	85.4
520-539	301	46,731,389	155,254	4.70	8.711	353	530	72.77	73.11	42.7	72.4	94.0	86.5	80.7
540-559	418	54,790,625	131,078	5.51	8.428	350	550	75.21	76.99	42.4	72.8	95.3	89.6	79.2
560-579	698	68,124,817	97,600	6.86	8.010	340	570	74.50	79.45	41.9	75.4	90.9	88.5	70.5
580-599	909	118,738,279	130,625	11.95	7.575	338	589	75.00	87.89	41.5	84.0	96.1	90.1	56.5
600-619	953	138,181,731	144,997	13.91	7.271	340	610	76.26	87.77	42.4	79.8	92.2	89.0	56.7
620-639	984	144,538,836	146,889	14.55	7.415	338	629	76.71	89.55	42.4	61.8	91.3	83.8	52.0
640-659	864	126,067,693	145,912	12.69	7.457	340	649	78.86	91.62	41.9	55.4	93.2	82.5	45.1
660-679	535	94,626,678	176,872	9.52	7.207	343	669	82.14	90.65	41.3	53.7	90.1	79.2	42.2
OLTV														
80.01-85.00	377	72,791,909	193,082	7.33	7.317	352	610	84.31	85.46	41.2	76.3	89.3	88.8	72.3
85.01-90.00	702	139,137,894	198,202	14.00	7.269	352	631	89.70	91.44	41.3	86.3	81.3	80.8	50.5
90.01-95.00	230	51,794,974	225,196	5.21	7.309	352	640	94.69	94.71	42.4	80.5	100.0	83.0	59.6
95.01-100.00	622	126,082,348	202,705	12.69	7.939	354	683	99.92	99.92	42.3	30.7	100.0	83.9	24.2
2nd lien	1,920	60,184,203	31,346	6.06	11.169	209	629	18.08	99.15	43.2	67.2	98.4	82.2	19.6
Documentation Type														
Stated doc	1,953	329,019,872	168,469	33.12	7.993	344	647	79.81	88.51	42.0	0.0	94.2	79.2	39.8
limited	176	33,262,612	188,992	3.35	7.224	343	604	74.92	77.34	38.8	0.0	92.2	87.5	76.4
condo	546	61,035,637	111,787	6.14	7.817	337	643	76.60	92.93	42.0	56.5	92.8	0.0	36.4
2-4 family	566	96,404,279	170,326	9.70	7.614	344	641	79.14	84.55	42.1	52.4	77.4	0.0	54.2
Cash Out	3,061	523,873,579	171,145	52.73	7.461	347	606	77.66	81.41	42.0	70.1	91.9	85.2	100.0
non-primary	592	75,409,284	127,381	7.59	7.752	346	636	78.98	81.77	39.7	71.5	0.0	64.7	56.3
States Concentration														
N-CA	814	158,098,562	194,224	15.91	7.212	345	626	76.75	87.30	42.7	65.6	92.3	91.0	51.7
S-CA	1,510	267,220,373	176,967	26.90	7.341	344	628	77.64	87.33	42.8	61.8	93.3	83.7	53.7
FL	841	85,812,628	102,036	8.64	8.198	342	612	79.78	87.14	41.0	63.3	91.2	88.7	47.0
IL	433	54,365,656	125,556	5.47	7.847	343	628	81.23	89.31	42.2	61.7	91.4	70.0	48.6
NY	410	82,429,431	201,047	8.30	7.385	344	627	77.60	81.56	42.5	53.2	92.5	71.8	63.9
Debt to Income Ratio														
40.01-45.00	1,410	206,907,299	146,743	20.83	7.609	343	633	79.82	89.33	42.6	55.8	93.9	82.9	50.1
45.01-50.00	2,200	314,568,295	142,986	31.66	7.626	340	629	79.02	91.30	47.9	63.7	94.6	84.1	45.6
50.01-55.00	863	142,522,818	165,148	14.35	7.518	344	602	75.59	80.94	52.4	75.9	90.7	84.1	68.2
greater than 55.00	2	194,979	97,490	0.02	8.281	353	566	69.61	79.83	55.7	100.0	100.0	100.0	48.9
Additional Request														
**2nd lien w/1st lien also in pool	506	19,447,614	38,434	1.96	11.150	217	628	18.87	99.46	43.3	66.7	98.2	81.4	24.3

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$985,088,000 *(Approximate)*

Home Equity Loan Trust

Series 2004-FM1

Ace Securities Corp
(Depositor)

Fremont Investment & Loan
(Originator)

Deutsche Bank 

January 15, 2004

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s). is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is *preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in. and will be fully superseded by the preliminary prospectus supplement, if applicable,* and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

TERM SHEET DATED January 15, 2004

Ace Securities Corp.
Home Equity Loan Trust, Series 2004-FM1
$985,088,000 *(Approximate)*

Subject to 5% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S
A-1	573,988,000	Float	2.33	1 – 87	0	ACT/360	Sep. 2033	Aaa / AAA
A-2	147,127,000	Float	2.34	1 – 87	0	ACT/360	Sep. 2033	Aaa / AAA
A-3	63,776,000	Float	2.33	1 – 87	0	ACT/360	Sep. 2033	Aaa / AAA
M-1	69,547,000	Float	4.98	41 – 87	0	ACT/360	Sep. 2033	Aa2 / AA+
M-2	57,128,000	Float	4.90	39 – 87	0	ACT/360	Sep. 2033	A2 / A+
M-3	17,387,000	Float	4.86	38 – 87	0	ACT/360	Sep. 2033	A3 / A
M-4	17,387,000	Float	4.85	38 – 87	0	ACT/360	Sep. 2033	Baa1 / BBB+
M-5	14,903,000	Float	4.84	37 – 87	0	ACT/360	Sep. 2033	Baa2 / BBB
M-6	9,935,000	Float	4.83	37 – 87	0	ACT/360	Sep. 2033	Baa3 / BBB-
B-1A	6,955,000	Float				* Not Offered *		
B-1B	6,955,000	Fixed				* Not Offered *		
Total	**985,088,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1, Class A-2, and Class A-3 Certificates, (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"), and the Class B-1A and Class B-1B Certificates (the "Subordinate Certificates"). Together the Senior Certificates and the Mezzanine Certificates are the Offered Certificates. The Class A-1 and Class A-3 Certificates are backed by conforming balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed and adjustable-rate first lien and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates and the Subordinate Certificates are backed by all of the mortgage loans. The Class A Certificates and the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-3 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class B-1A Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class B-1B Certificates will be the lesser of (i) 6.00% and (ii) the applicable Net WAC Pass-Through Rate.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview

Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 6,809 adjustable-rate and fixed-rate, first lien and second lien, closed-end mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $993,532,681 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 6,161 conforming balance fixed and adjustable-rate Mortgage Loans totaling $807,295,916 and the Group II Mortgage Loans will represent approximately 648 conforming and non-conforming balance fixed and adjustable-rate Mortgage Loans totaling $186,236,765.
Class A Certificates:	Class A-1, Class A-2 and Class A-3 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates
Class B Certificates:	Class B-1A and Class B-1B Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	Fremont Investment & Loan
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Servicer:	Primary servicing will be provided by Provident Bank
Trustee:	HSBC Bank USA
Custodian:	Wells Fargo Bank Minnesota, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	January 1, 2004
Expected Pricing:	Week of January 12, 2004
Expected Closing Date:	On or about January 29, 2004
Record Date:	The Record Date for the Offered Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in February 2004.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on the Offered Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Offered Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls and shortfalls resulting from the application of the Soldiers' and Sailors' Civil Relief Act of 1940.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. The per annum rate at which these fees accrue ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.52% for the Mortgage Loans as of the Cut-off Date.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, but is not required to do so. If the Master Servicer elects to repurchase the Mortgage Loans, the outstanding class principal balance of each class of certificates will be paid in full, together with accrued interest.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview (Cont.)

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to is determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
1) Excess Interest
2) Overcollateralization ("OC")
3) Subordination

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B Certificates on a pro rata basis, fourth, to the Class M-6 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-4 Certificates, seventh, to the Class M-3 Certificates, eighth, to the Class M-2 Certificates, ninth, to the Class M-1 Certificates and tenth, with respect to any realized losses related to the Group I Mortgage Loans, to the Class A-3 Certificates. There will be no allocation of Realized Losses to the Class A-1 and Class A-2 Certificates. Allocations of Realized Losses to the Subordinate, Mezzanine, and Class A-3 Certificates will result in a reduction in the Certificate Principal Balances thereof by the amount of such Realized Loss until the Certificate Principal Balances thereof have been reduced to zero. Investors in the Class A-1 and Class A-2 Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A-1 and Class A-2 Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Class A-3, Mezzanine and Subordinate Certificates the principal amount of the reduction in the Certificate Principal Balance of such Certificates will no longer accrue interest and will not be reinstated thereafter. However, allocated Realized Losses may be paid to the holders of the Class A-3, Mezzanine and Subordinate Certificates from Net Monthly Excess Cashflow.

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 0.85% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to 1.70% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview (Cont.)

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the mortgage loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in February 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the mortgage loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to 42.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on each Distribution Date.

Class	(M / S)	Initial CE %	CE % On/After Step Down Date
A-1	Aaa / AAA	21.00%	42.00%
A-2	Aaa / AAA	21.00%	42.00%
A-3	Aaa / AAA	21.00%	42.00%
M-1	Aa2 / AA+	14.00%	28.00%
M-2	A2 / A+	8.25%	16.50%
M-3	A3 / A	6.50%	13.00%
M-4	Baa1 / BBB+	4.75%	9.50%
M-5	Baa2 / BBB	3.25%	6.50%
M-6	Baa3 / BBB-	2.25%	4.50%
B-1A	Not Offered	0.85%	1.70%
B-1B	Not Offered	0.85%	1.70%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview (Cont.)

Net WAC Pass-Through Rate:

Class A-1 and Class A-3 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Subordinate Certificates: For the Class B-1A Certificates the per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period. For the Class B-1B Certificates the per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Net WAC Rate Carryover Amount:

If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-FM1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin or the fixed rate over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such amount for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Cap Agreement:

On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group I Cap Agreement will be based upon the provided schedule.

Group II Cap Agreement:

On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group II Cap Agreement will be based upon the provided schedule.

Available Distribution Amount:

For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; and (iv) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview (Cont.)

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 42.00% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates, the Class A-2 Certificates and the Class A-3 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 and Class A-3 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions distributable to the holders of such Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the other class or classes of Class A Certificates remaining outstanding, or a pro rata basis, until the Certificate Principal Balance of such class or classes of Class A Certificates has been reduced to zero.

Class M Principal Distribution Amount:

The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 28.00% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches a 16.50% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 13.00% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 9.50% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 6.50% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and sixth to the Class M-6 Certificates until it reaches a 4.50% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Class B Principal Distribution Amount:

The Class B Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid concurrently to the Subordinate Certificates, on a pro rata basis, until it reaches a 1.70% Credit Enhancement Percentage (2x the Class B Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Class B Certificates until the Certificate Principal Balance of such class has been reduced to zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates, and the Class B-1A Certificates, and the pass-through rate on the Class B-1B Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B-1A	1.5 x Margin
B-1B	50 bps

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 40.00% of the credit enhancement percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
February 2007 to January 2008	2.50%, plus 1/12th of 1.50% for each month thereafter
February 2008 to January 2009	4.00%, plus 1/12th of 1.25% for each month thereafter
February 2009 to January 2010	5.25%, plus 1/12th of 0.50% for each month thereafter
February 2010 to January 2011	5.75%, plus 1/12th of 0.25% for each month thereafter
February 2011 and thereafter	6.00%

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates and, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Subordinate Certificates, on a pro rata basis.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described under "Class A Principal Distribution Amount" above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described under "Class M Principal Distribution Amount" above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described under "Class B Principal Distribution Amount" above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the accrued and unpaid interest on the Mezzanine Certificates.
7. From excess interest, if any, to pay the accrued and unpaid interest on the Subordinate Certificates, on a pro rata basis.
8. From excess interest, if any, to pay the allocated Realized Losses on the Class A-3 Certificates.
9. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview (Cont.)

	10. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a pro rata basis.
	11. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
	12. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.
ERISA:	All of the Offered Certificates are expected to be ERISA-eligible.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is *preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable,* and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	17.54	4.44	2.33	1.69	1.09
	First Payment Period	1	1	1	1	1
	Last Payment Period	339	160	87	68	34
A-2	Avg Life	17.78	4.45	2.34	1.70	1.09
	First Payment Period	1	1	1	1	1
	Last Payment Period	339	160	87	68	34
A-3	Avg Life	17.54	4.44	2.33	1.69	1.09
	First Payment Period	1	1	1	1	1
	Last Payment Period	339	160	87	68	34
M-1	Avg Life	25.61	8.81	4.98	4.62	4.10
	First Payment Period	252	51	41	46	34
	Last Payment Period	339	160	87	68	50
M-2	Avg Life	25.61	8.81	4.90	4.24	3.90
	First Payment Period	252	51	39	41	42
	Last Payment Period	339	160	87	68	50
M-3	Avg Life	25.61	8.81	4.86	4.12	3.57
	First Payment Period	252	51	38	40	40
	Last Payment Period	339	160	87	68	50
M-4	Avg Life	25.61	8.81	4.85	4.07	3.47
	First Payment Period	252	51	38	39	38
	Last Payment Period	339	160	87	68	50
M-5	Avg Life	25.61	8.81	4.84	4.04	3.39
	First Payment Period	252	51	37	38	37
	Last Payment Period	339	160	87	68	50
M-6	Avg Life	25.61	8.79	4.83	4.02	3.33
	First Payment Period	252	51	37	37	36
	Last Payment Period	339	160	87	68	50
B-1A	Avg Life	25.27	8.00	4.38	3.63	3.07
	First Payment Period	252	51	37	37	35
	Last Payment Period	337	153	83	65	48
B-1B	Avg Life	25.27	8.00	4.38	3.63	3.07
	First Payment Period	252	51	37	37	35
	Last Payment Period	337	153	83	65	48

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	17.59	4.75	2.54	1.86	1.09
	First Payment Period	1	1	1	1	1
	Last Payment Period	354	309	194	155	34
A-2	Avg Life	17.83	4.78	2.55	1.86	1.09
	First Payment Period	1	1	1	1	1
	Last Payment Period	354	309	194	155	34
A-3	Avg Life	17.59	4.75	2.54	1.86	1.09
	First Payment Period	1	1	1	1	1
	Last Payment Period	354	309	194	155	34
M-1	Avg Life	25.74	9.62	5.51	5.03	5.82
	First Payment Period	252	51	41	46	34
	Last Payment Period	353	277	166	130	116
M-2	Avg Life	25.74	9.55	5.37	4.61	4.19
	First Payment Period	252	51	39	41	42
	Last Payment Period	352	257	150	118	88
M-3	Avg Life	25.73	9.45	5.27	4.44	3.81
	First Payment Period	252	51	38	40	40
	Last Payment Period	350	229	131	103	76
M-4	Avg Life	25.72	9.34	5.20	4.34	3.67
	First Payment Period	252	51	38	39	38
	Last Payment Period	349	215	123	96	71
M-5	Avg Life	25.69	9.17	5.07	4.22	3.53
	First Payment Period	252	51	37	38	37
	Last Payment Period	346	198	111	87	64
M-6	Avg Life	25.63	8.88	4.89	4.06	3.37
	First Payment Period	252	51	37	37	36
	Last Payment Period	343	175	97	76	56
B-1A	Avg Life	25.27	8.00	4.38	3.63	3.07
	First Payment Period	252	51	37	37	35
	Last Payment Period	337	153	83	65	48
B-1B	Avg Life	25.27	8.00	4.38	3.63	3.07
	First Payment Period	252	51	37	37	35
	Last Payment Period	337	153	83	65	48

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Group I Cap Schedule

Group I Cap Schedule			
Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
3/25/2004	788,162,000	7.42	9.25
4/25/2004	769,118,000	6.94	9.25
5/25/2004	750,164,000	7.18	9.25
6/25/2004	731,298,000	6.94	9.25
7/25/2004	712,522,000	7.18	9.25
8/25/2004	693,843,000	6.95	9.25
9/25/2004	675,652,000	6.95	9.25
10/25/2004	657,937,000	7.18	9.25
11/25/2004	640,686,000	6.95	9.25
12/25/2004	623,887,000	7.18	9.25
1/25/2005	607,527,000	6.95	9.25
2/25/2005	591,596,000	6.95	9.25
3/25/2005	576,082,000	7.69	9.25
4/25/2005	560,974,000	6.95	9.25
5/25/2005	546,261,000	7.18	9.25
6/25/2005	531,934,000	6.95	9.25
7/25/2005	517,981,000	7.18	9.25
8/25/2005	504,394,000	8.88	9.25
9/25/2005	491,286,000	8.89	9.25
10/25/2005	478,516,000	9.18	9.25
11/25/2005	466,078,000	8.88	9.25
12/25/2005	453,963,000	9.18	9.25
1/25/2006	442,161,000	8.88	9.25

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Group II Cap Schedule

Group II Cap Schedule			
Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
3/25/2004	181,830,000	6.91	9.25
4/25/2004	177,443,000	6.47	9.25
5/25/2004	173,076,000	6.68	9.25
6/25/2004	168,728,000	6.47	9.25
7/25/2004	164,400,000	6.68	9.25
8/25/2004	160,093,000	6.47	9.25
9/25/2004	155,898,000	6.47	9.25
10/25/2004	151,814,000	6.69	9.25
11/25/2004	147,836,000	6.48	9.25
12/25/2004	143,963,000	6.69	9.25
1/25/2005	140,191,000	6.48	9.25
2/25/2005	136,518,000	6.48	9.25
3/25/2005	132,941,000	7.17	9.25
4/25/2005	129,458,000	6.48	9.25
5/25/2005	126,066,000	6.70	9.25
6/25/2005	122,763,000	6.50	9.25
7/25/2005	119,547,000	6.72	9.25
8/25/2005	116,415,000	8.35	9.25
9/25/2005	113,394,000	8.43	9.25
10/25/2005	110,450,000	8.71	9.25
11/25/2005	107,582,000	8.43	9.25
12/25/2005	104,789,000	8.72	9.25
1/25/2006	102,068,000	8.43	9.25

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Class A-1 Effective Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	2/25/2004	--
2	3/25/2004	9.25
3	4/25/2004	9.25
4	5/25/2004	9.25
5	6/25/2004	9.25
6	7/25/2004	9.25
7	8/25/2004	9.25
8	9/25/2004	9.25
9	10/25/2004	9.25
10	11/25/2004	9.25
11	12/25/2004	9.25
12	1/25/2005	9.25
13	2/25/2005	9.25
14	3/25/2005	9.25
15	4/25/2005	9.25
16	5/25/2005	9.25
17	6/25/2005	9.25
18	7/25/2005	9.25
19	8/25/2005	9.25
20	9/25/2005	9.25
21	10/25/2005	9.25
22	11/25/2005	9.25
23	12/25/2005	9.25
24	1/25/2006	9.25
25	2/25/2006	9.83
26	3/25/2006	10.89
27	4/25/2006	9.83
28	5/25/2006	10.16
29	6/25/2006	9.82
30	7/25/2006	10.15
31	8/25/2006	10.79
32	9/25/2006	10.80
33	10/25/2006	11.15
34	11/25/2006	10.79
35	12/25/2006	11.14
36	1/25/2007	10.78
37	2/25/2007	11.41
38	3/25/2007	12.64
39	4/25/2007	11.41
40	5/25/2007	11.78
41	6/25/2007	11.39
42	7/25/2007	11.77
43	8/25/2007	11.40
44	9/25/2007	11.39
45	10/25/2007	11.76
46	11/25/2007	11.38
47	12/25/2007	11.75
48	1/25/2008	11.37
49	2/25/2008	11.37
50	3/25/2008	12.15
51	4/25/2008	11.36
52	5/25/2008	11.73
53	6/25/2008	11.34
54	7/25/2008	11.72
55	8/25/2008	11.33
56	9/25/2008	11.32
57	10/25/2008	11.70
58	11/25/2008	11.31
59	12/25/2008	11.68
60	1/25/2009	11.30
61	2/25/2009	11.29
62	3/25/2009	12.50
63	4/25/2009	11.28
64	5/25/2009	11.65
65	6/25/2009	11.27
66	7/25/2009	11.64
67	8/25/2009	11.25
68	9/25/2009	11.25
69	10/25/2009	11.62
70	11/25/2009	11.23
71	12/25/2009	11.60
72	1/25/2010	11.22
73	2/25/2010	11.22
74	3/25/2010	12.41
75	4/25/2010	11.20
76	5/25/2010	11.57
77	6/25/2010	11.19
78	7/25/2010	11.56
79	8/25/2010	11.18
80	9/25/2010	11.17
81	10/25/2010	11.54
82	11/25/2010	11.16
83	12/25/2010	11.52
84	1/25/2011	11.14
85	2/25/2011	11.14
86	3/25/2011	12.32
87	4/25/2011	11.13
88	5/25/2011	11.49

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month LIBOR: 20%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Class A-2 Effective Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	2/25/2004	--
2	3/25/2004	9.25
3	4/25/2004	9.25
4	5/25/2004	9.25
5	6/25/2004	9.25
6	7/25/2004	9.25
7	8/25/2004	9.25
8	9/25/2004	9.25
9	10/25/2004	9.25
10	11/25/2004	9.25
11	12/25/2004	9.25
12	1/25/2005	9.25
13	2/25/2005	9.25
14	3/25/2005	9.25
15	4/25/2005	9.25
16	5/25/2005	9.25
17	6/25/2005	9.25
18	7/25/2005	9.25
19	8/25/2005	9.25
20	9/25/2005	9.25
21	10/25/2005	9.25
22	11/25/2005	9.25
23	12/25/2005	9.25
24	1/25/2006	9.25
25	2/25/2006	9.35
26	3/25/2006	10.39
27	4/25/2006	9.38
28	5/25/2006	9.69
29	6/25/2006	9.39
30	7/25/2006	9.70
31	8/25/2006	10.29
32	9/25/2006	10.33
33	10/25/2006	10.67
34	11/25/2006	10.32
35	12/25/2006	10.67
36	1/25/2007	10.32
37	2/25/2007	10.91
38	3/25/2007	12.10
39	4/25/2007	10.93
40	5/25/2007	11.28
41	6/25/2007	10.92
42	7/25/2007	11.28
43	8/25/2007	10.91
44	9/25/2007	10.90
45	10/25/2007	11.26
46	11/25/2007	10.89
47	12/25/2007	11.25
48	1/25/2008	10.88
49	2/25/2008	10.87
50	3/25/2008	11.61
51	4/25/2008	10.86
52	5/25/2008	11.21
53	6/25/2008	10.84
54	7/25/2008	11.20
55	8/25/2008	10.83
56	9/25/2008	10.82
57	10/25/2008	11.18
58	11/25/2008	10.81
59	12/25/2008	11.16
60	1/25/2009	10.80
61	2/25/2009	10.79
62	3/25/2009	11.94
63	4/25/2009	10.78
64	5/25/2009	11.13
65	6/25/2009	10.76
66	7/25/2009	11.11
67	8/25/2009	10.75
68	9/25/2009	10.74
69	10/25/2009	11.09
70	11/25/2009	10.73
71	12/25/2009	11.08
72	1/25/2010	10.72
73	2/25/2010	10.71
74	3/25/2010	11.85
75	4/25/2010	10.70
76	5/25/2010	11.04
77	6/25/2010	10.68
78	7/25/2010	11.03
79	8/25/2010	10.67
80	9/25/2010	10.66
81	10/25/2010	11.01
82	11/25/2010	10.65
83	12/25/2010	11.00
84	1/25/2011	10.63
85	2/25/2011	10.63
86	3/25/2011	11.76
87	4/25/2011	10.61
88	5/25/2011	10.96

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Class A-3 Effective Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	2/25/2004	--
2	3/25/2004	9.25
3	4/25/2004	9.25
4	5/25/2004	9.25
5	6/25/2004	9.25
6	7/25/2004	9.25
7	8/25/2004	9.25
8	9/25/2004	9.25
9	10/25/2004	9.25
10	11/25/2004	9.25
11	12/25/2004	9.25
12	1/25/2005	9.25
13	2/25/2005	9.25
14	3/25/2005	9.25
15	4/25/2005	9.25
16	5/25/2005	9.25
17	6/25/2005	9.25
18	7/25/2005	9.25
19	8/25/2005	9.25
20	9/25/2005	9.25
21	10/25/2005	9.25
22	11/25/2005	9.25
23	12/25/2005	9.25
24	1/25/2006	9.25
25	2/25/2006	9.83
26	3/25/2006	10.89
27	4/25/2006	9.83
28	5/25/2006	10.16
29	6/25/2006	9.82
30	7/25/2006	10.15
31	8/25/2006	10.79
32	9/25/2006	10.80
33	10/25/2006	11.15
34	11/25/2006	10.79
35	12/25/2006	11.14
36	1/25/2007	10.78
37	2/25/2007	11.41
38	3/25/2007	12.64
39	4/25/2007	11.41
40	5/25/2007	11.78
41	6/25/2007	11.39
42	7/25/2007	11.77
43	8/25/2007	11.40
44	9/25/2007	11.39
45	10/25/2007	11.76
46	11/25/2007	11.38
47	12/25/2007	11.75
48	1/25/2008	11.37
49	2/25/2008	11.37
50	3/25/2008	12.15
51	4/25/2008	11.36
52	5/25/2008	11.73
53	6/25/2008	11.34
54	7/25/2008	11.72
55	8/25/2008	11.33
56	9/25/2008	11.32
57	10/25/2008	11.70
58	11/25/2008	11.31
59	12/25/2008	11.68
60	1/25/2009	11.30
61	2/25/2009	11.29
62	3/25/2009	12.50
63	4/25/2009	11.28
64	5/25/2009	11.65
65	6/25/2009	11.27
66	7/25/2009	11.64
67	8/25/2009	11.25
68	9/25/2009	11.25
69	10/25/2009	11.62
70	11/25/2009	11.23
71	12/25/2009	11.60
72	1/25/2010	11.22
73	2/25/2010	11.22
74	3/25/2010	12.41
75	4/25/2010	11.20
76	5/25/2010	11.57
77	6/25/2010	11.19
78	7/25/2010	11.56
79	8/25/2010	11.18
80	9/25/2010	11.17
81	10/25/2010	11.54
82	11/25/2010	11.16
83	12/25/2010	11.52
84	1/25/2011	11.14
85	2/25/2011	11.14
86	3/25/2011	12.32
87	4/25/2011	11.13
88	5/25/2011	11.49

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Class M Effective Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
1	2/25/2004	--
2	3/25/2004	9.25
3	4/25/2004	9.25
4	5/25/2004	9.25
5	6/25/2004	9.25
6	7/25/2004	9.25
7	8/25/2004	9.25
8	9/25/2004	9.25
9	10/25/2004	9.25
10	11/25/2004	9.25
11	12/25/2004	9.25
12	1/25/2005	9.25
13	2/25/2005	9.25
14	3/25/2005	9.25
15	4/25/2005	9.25
16	5/25/2005	9.25
17	6/25/2005	9.25
18	7/25/2005	9.25
19	8/25/2005	9.25
20	9/25/2005	9.25
21	10/25/2005	9.25
22	11/25/2005	9.25
23	12/25/2005	9.25
24	1/25/2006	9.25
25	2/25/2006	9.74
26	3/25/2006	10.80
27	4/25/2006	9.75
28	5/25/2006	10.07
29	6/25/2006	9.74
30	7/25/2006	10.07
31	8/25/2006	10.70
32	9/25/2006	10.71
33	10/25/2006	11.06
34	11/25/2006	10.70
35	12/25/2006	11.05
36	1/25/2007	10.69
37	2/25/2007	11.32
38	3/25/2007	12.54
39	4/25/2007	11.32
40	5/25/2007	11.69
41	6/25/2007	11.30
42	7/25/2007	11.68
43	8/25/2007	11.30
44	9/25/2007	11.30
45	10/25/2007	11.67
46	11/25/2007	11.29

Class M Effective Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
47	12/25/2007	11.66
48	1/25/2008	11.28
49	2/25/2008	11.28
50	3/25/2008	12.05
51	4/25/2008	11.26
52	5/25/2008	11.63
53	6/25/2008	11.25
54	7/25/2008	11.62
55	8/25/2008	11.24
56	9/25/2008	11.23
57	10/25/2008	11.60
58	11/25/2008	11.22
59	12/25/2008	11.58
60	1/25/2009	11.20
61	2/25/2009	11.20
62	3/25/2009	12.39
63	4/25/2009	11.18
64	5/25/2009	11.55
65	6/25/2009	11.17
66	7/25/2009	11.54
67	8/25/2009	11.16
68	9/25/2009	11.15
69	10/25/2009	11.52
70	11/25/2009	11.14
71	12/25/2009	11.50
72	1/25/2010	11.13
73	2/25/2010	11.12
74	3/25/2010	12.30
75	4/25/2010	11.11
76	5/25/2010	11.47
77	6/25/2010	11.09
78	7/25/2010	11.46
79	8/25/2010	11.08
80	9/25/2010	11.07
81	10/25/2010	11.44
82	11/25/2010	11.06
83	12/25/2010	11.42
84	1/25/2011	11.05
85	2/25/2011	11.04
86	3/25/2011	12.22
87	4/25/2011	11.03
88	5/25/2011	11.39

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)
1	559	1.1000	1.1700	559	45	565	4.5287	4.6620	457
2	548	1.1203	1.2018	546	46	559	4.5942	4.6866	434
3	537	1.1373	1.2370	533	47	565	4.6604	4.7096	444
4	542	1.1561	1.2861	536	48	559	4.7245	4.7310	420
5	536	1.2266	1.3478	523	49	560	4.5719	4.7498	444
6	541	1.2350	1.4200	528	50	572	4.6253	4.8096	474
7	535	1.3119	1.4975	513	51	560	4.6773	4.8598	434
8	534	1.3355	1.6064	510	52	566	4.7304	4.9122	446
9	539	1.4223	1.7265	507	53	560	4.7840	4.9663	423
10	532	1.5348	1.8628	488	54	567	4.8363	5.0167	436
11	537	1.6647	1.9800	482	55	561	4.8909	5.0682	432
12	531	1.6851	2.0994	472	56	561	4.9415	5.0850	428
13	530	1.9863	2.2416	440	57	567	4.9906	5.0976	441
14	546	2.0787	2.3352	457	58	562	5.0418	5.1100	418
15	528	2.1774	2.4303	419	59	568	5.0898	5.1212	432
16	533	2.2750	2.5323	418	60	562	5.1379	5.1300	408
17	527	2.3694	2.6246	399	61	562	4.9827	5.1368	428
18	531	2.4695	2.7208	398	62	581	5.0215	5.1801	480
19	567	2.5654	2.8211	529	63	563	5.0621	5.2191	420
20	568	2.6595	2.9112	521	64	569	5.1045	5.2588	435
21	573	2.7560	3.0001	521	65	564	5.1435	5.2991	412
22	566	2.8501	3.0946	500	66	570	5.1820	5.3370	427
23	570	2.9421	3.1821	501	67	564	5.2222	5.3785	419
24	563	3.0367	3.2719	478	68	565	5.2603	5.3903	416
25	562	3.1184	3.3634	504	69	571	5.2973	5.4002	432
26	579	3.2042	3.4518	534	70	565	5.3347	5.4101	409
27	560	3.2931	3.5416	485	71	572	5.3708	5.4188	425
28	564	3.3816	3.6279	488	72	566	5.4099	5.4262	401
29	557	3.4687	3.7143	465	73	567	5.2927	5.4297	416
30	562	3.5576	3.8040	469	74	585	5.3219	5.4611	472
31	555	3.6441	3.8881	481	75	567	5.3534	5.4920	411
32	554	3.7332	3.9437	472	76	574	5.3848	5.5236	427
33	559	3.8172	3.9972	477	77	568	5.4147	5.5520	405
34	551	3.8991	4.0467	452	78	575	5.4439	5.5806	422
35	555	3.9853	4.0952	458	79	569	5.4736	5.6114	411
36	548	4.0670	4.1452	433	80	570	5.5028	5.6148	408
37	546	3.9743	4.1859	460	81	576	5.5323	5.6166	426
38	569	4.0437	4.2588	502	82	571	5.5587	5.6185	404
39	553	4.1137	4.3296	450	83	577	5.5855	5.6186	421
40	561	4.1844	4.3981	461	84	572	5.6143	5.6190	399
41	556	4.2575	4.4677	439	85	572	5.4943	5.6171	412
42	564	4.3255	4.5390	449	86	590	5.5159	5.6391	469
43	558	4.3925	4.6039	453	87	573	5.5412	5.6622	408
44	559	4.4627	4.6352	447					

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	6,809	Index Type:	
Aggregate Principal Balance:	$993,532,681	6 Month LIBOR:	70.71%
Conforming Principal Balance Loans:	$807,295,916	Fixed Rate:	29.29%
Average Principal Balance:	$145,915		
Range:	$2,514 - $746,229	W.A. Initial Periodic Cap:	2.999%
W.A. Coupon:	7.600%	W.A. Subsequent Periodic Cap:	1.500%
Range:	4.990% - 14.990%	W.A. Lifetime Rate Cap:	7.000%
W.A. Gross Margin:	6.958%	Property Type:	
Range:	5.650% - 7.800%	Single Family:	83.70%
W.A. Remaining Term (months):	343	2-4 Family:	9.70%
Range:	45 – 355	Condo:	6.14%
W.A. Seasoning: (months)	6	Manufactured Housing:	0.46%
Latest Maturity Date:	August 7, 2033		
State Concentration (Top 5):		Occupancy Status:	
California:	42.81%	Primary:	92.41%
Florida	8.64%	Non-Owner Occupied:	6.72%
New York	8.30%	Second Home:	0.87%
Illinois	5.47%	Documentation Status:	
New Jersey	3.71%	Full:	63.54%
W.A. Combined Original LTV:	83.29%	Stated:	33.12%
Range:	10.87% - 100.00%	Limited/Lite	3.35%
First Liens:	93.94%	W.A. Prepayment Penalty – Term (months):	25
Second Liens	6.06%	Loans with Prepay Penalties:	94.43%
Non-Balloon Loans:	99.67%		
W.A. FICO Score:	624		

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
ARM	3,711	702,491,493	70.71
Fixed-Rate	3,098	291,041,188	29.29
Total:	**6,809**	**993,532,681**	**100.00**

Lien Priority of the Mortgage Loans

Lien Priority	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	4,889	933,348,478	93.94
2nd Lien	1,920	60,184,203	6.06
Total:	**6,809**	**993,532,681**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	1,506	32,066,948	3.21
50,000.01 - 100,000.00	1,335	100,331,080	10.04
100,000.01 - 150,000.00	1,059	133,272,920	13.34
150,000.01 - 200,000.00	1,087	189,174,504	18.93
200,000.01 - 250,000.00	659	147,447,436	14.76
250,000.01 - 300,000.00	463	126,889,886	12.70
300,000.01 - 350,000.00	282	90,924,596	9.10
350,000.01 - 400,000.00	214	80,788,022	8.08
400,000.01 - 450,000.00	85	36,378,022	3.64
450,000.01 - 500,000.00	77	37,217,277	3.72
500,000.01 - 550,000.00	13	6,809,113	0.68
550,000.01 - 600,000.00	19	11,000,790	1.10
600,000.01 - 650,000.00	2	1,292,000	0.13
650,000.01 - 700,000.00	4	2,735,750	0.27
700,000.01 - 750,000.00	4	2,933,000	0.29
Total:	**6,809**	**999,261,345**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	1,513	31,850,422	3.21
50,000.01 - 100,000.00	1,334	99,954,879	10.06
100,000.01 - 150,000.00	1,072	134,817,006	13.57
150,000.01 - 200,000.00	1,073	186,343,968	18.76
200,000.01 - 250,000.00	664	148,149,247	14.91
250,000.01 - 300,000.00	461	126,127,477	12.69
300,000.01 - 350,000.00	275	88,405,959	8.90
350,000.01 - 400,000.00	215	80,817,609	8.13
400,000.01 - 450,000.00	85	36,302,045	3.65
450,000.01 - 500,000.00	75	36,124,935	3.64
500,000.01 - 550,000.00	15	7,875,605	0.79
550,000.01 - 600,000.00	17	9,838,009	0.99
600,000.01 - 650,000.00	2	1,285,589	0.13
650,000.01 - 700,000.00	4	2,722,975	0.27
700,000.01 - 750,000.00	4	2,916,957	0.29
Total:	**6,809**	**993,532,681**	**100.00**

Original Term

Original Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 60	210	1,243,366	0.13
61 - 120	542	6,810,321	0.69
121 - 180	368	18,497,499	1.86
181 - 240	898	48,193,763	4.85
241 - 300	2	481,063	0.05
301 - 360	4,789	918,306,670	92.43
Total:	**6,809**	**993,532,681**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 60	210	1,243,366	0.13
61 - 120	542	6,810,321	0.69
121 - 180	368	18,497,499	1.86
181 - 240	898	48,193,763	4.85
241 - 300	2	481,063	0.05
301 - 360	4,789	918,306,670	92.43
Total:	**6,809**	**993,532,681**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	5	1,324,446	0.13
5.000 - 5.499	42	10,512,828	1.06
5.500 - 5.999	330	80,701,991	8.12
6.000 - 6.499	511	117,341,733	11.81
6.500 - 6.999	941	204,879,718	20.62
7.000 - 7.499	547	113,681,920	11.44
7.500 - 7.999	967	184,006,636	18.52
8.000 - 8.499	451	73,794,432	7.43
8.500 - 8.999	593	82,309,169	8.28
9.000 - 9.499	226	25,256,587	2.54
9.500 - 9.999	442	35,208,711	3.54
10.000 - 10.499	125	8,126,873	0.82
10.500 - 10.999	316	15,985,859	1.61
11.000 - 11.499	258	9,699,770	0.98
11.500 - 11.999	399	13,749,005	1.38
12.000 - 12.499	273	8,008,309	0.81
12.500 - 12.999	226	5,187,399	0.52
13.000 - 13.499	68	1,793,679	0.18
13.500 - 13.999	57	1,718,978	0.17
14.000 - 14.499	1	34,836	0.00
14.500 - 14.999	31	209,804	0.02
Total:	**6,809**	**993,532,681**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	137	16,890,216	1.70
50.01 - 55.00	69	9,619,583	0.97
55.01 - 60.00	86	12,772,002	1.29
60.01 - 65.00	163	28,958,514	2.91
65.01 - 70.00	281	50,772,532	5.11
70.01 - 75.00	429	81,292,304	8.18
75.01 - 80.00	1,798	343,313,934	34.55
80.01 - 85.00	411	73,104,090	7.36
85.01 - 90.00	773	139,880,008	14.08
90.01 - 95.00	891	58,605,458	5.90
95.01 - 100.00	1,771	178,324,040	17.95
Total:	**6,809**	**993,532,681**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 499	7	844,434	0.08
500 – 524	322	51,396,123	5.17
525 - 549	377	59,935,146	6.03
550 - 574	762	78,519,674	7.90
575 - 599	1,108	138,135,925	13.90
600 - 624	1,210	175,835,845	17.70
625 - 649	1,190	173,418,671	17.45
650 - 674	821	132,838,325	13.37
675 - 699	499	89,706,636	9.03
700 - 724	264	46,698,849	4.70
725 - 749	124	24,196,572	2.44
750 - 774	91	16,632,219	1.67
775 - 799	29	4,571,433	0.46
800 - 824	5	802,830	0.08
Total:	**6,809**	**993,532,681**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	2,324	425,318,935	42.81
Florida	841	85,812,628	8.64
New York	410	82,429,431	8.30
Illinois	433	54,365,656	5.47
New Jersey	232	36,849,099	3.71
Colorado	214	30,964,533	3.12
Massachusetts	152	27,516,557	2.77
Maryland	171	26,006,252	2.62
Minnesota	166	20,647,825	2.08
Hawaii	123	18,742,724	1.89
Virginia	141	17,940,477	1.81
Arizona	158	17,154,825	1.73
Michigan	136	15,252,493	1.54
Connecticut	113	14,855,715	1.50
Washington	116	14,689,225	1.48
Nevada	126	14,452,271	1.45
Texas	146	13,086,400	1.32
Georgia	86	9,284,223	0.93
Ohio	87	9,058,108	0.91
North Carolina	100	8,905,000	0.90
Wisconsin	70	6,161,069	0.62
Pennsylvania	63	5,907,847	0.59
Tennessee	56	5,191,573	0.52
Missouri	60	5,181,828	0.52
Utah	48	4,665,551	0.47
Oregon	31	3,649,905	0.37
Rhode Island	20	2,660,555	0.27
New Hampshire	24	2,615,271	0.26
Kansas	27	2,525,342	0.25
South Carolina	19	1,490,965	0.15
Idaho	17	1,262,499	0.13
Oklahoma	12	1,232,531	0.12
Indiana	21	1,215,436	0.12
Arkansas	13	1,156,020	0.12
New Mexico	7	858,778	0.09
Wyoming	6	688,606	0.07
Iowa	8	632,193	0.06

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
West Virginia	7	592,158	0.06
Alaska	3	574,433	0.06
Nebraska	5	513,255	0.05
Montana	5	318,419	0.03
Vermont	2	315,776	0.03
Delaware	4	280,490	0.03
Maine	2	276,719	0.03
Kentucky	4	233,084	0.02
Total:	**6,809**	**993,532,681**	**100.00**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	6,217	918,123,397	92.41
Non-Owner Occupied	540	66,790,380	6.72
Second Home	52	8,618,904	0.87
Total:	**6,809**	**993,532,681**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	4,680	631,250,198	63.54
Stated Documentation	1,953	329,019,872	33.12
Limited/Lite Documentation	176	33,262,612	3.35
Total:	**6,809**	**993,532,681**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	3,061	523,873,579	52.73
Purchase	3,522	430,283,791	43.31
Refinance - Rate Term	226	39,375,312	3.96
Total:	**6,809**	**993,532,681**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	5,649	831,543,423	83.70
2-4 Family	566	96,404,279	9.70
Condo	546	61,035,637	6.14
Manufactured Housing	48	4,549,343	0.46
Total:	**6,809**	**993,532,681**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
August 2004	1	99,109	0.01
September 2004	4	1,030,938	0.15
October 2004	12	1,755,534	0.25
November 2004	25	3,465,668	0.49
February 2005	1	231,055	0.03
March 2005	13	3,252,624	0.46
April 2005	47	9,209,863	1.31
May 2005	217	38,630,292	5.50
June 2005	656	125,828,474	17.91
July 2005	1,683	317,303,901	45.17
August 2005	991	190,703,141	27.15
April 2006	2	502,675	0.07
May 2006	2	707,592	0.10
June 2006	11	2,226,708	0.32
July 2006	27	4,516,081	0.64
August 2006	19	3,027,837	0.43
Total:	**3,711**	**702,491,493**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	7	1,689,939	0.24
6.000 - 6.499	69	17,329,288	2.47
6.500 - 6.999	3,634	683,150,378	97.25
7.500 - 7.999	1	321,888	0.05
Total:	**3,711**	**702,491,493**	**100.00**

*ARM Loans Only

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	5	1,324,446	0.19
12.000 - 12.499	41	10,202,422	1.45
12.500 - 12.999	242	59,132,773	8.42
13.000 - 13.499	332	75,960,758	10.81
13.500 - 13.999	629	137,398,823	19.56
14.000 - 14.499	401	82,177,644	11.70
14.500 - 14.999	765	147,477,961	20.99
15.000 - 15.499	366	60,903,184	8.67
15.500 - 15.999	453	67,797,260	9.65
16.000 - 16.499	153	19,683,741	2.80
16.500 - 16.999	169	21,640,639	3.08
17.000 - 17.499	51	5,697,638	0.81
17.500 - 17.999	52	6,604,978	0.94
18.000 - 18.499	26	3,262,774	0.46
18.500 - 18.999	15	1,774,287	0.25
19.000 - 19.499	9	1,248,296	0.18
19.500 - 19.999	2	203,870	0.03
Total:	**3,711**	**702,491,493**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	5	1,324,446	0.19
5.000 - 5.499	41	10,202,422	1.45
5.500 - 5.999	242	59,132,773	8.42
6.000 - 6.499	332	75,960,758	10.81
6.500 - 6.999	629	137,398,823	19.56
7.000 - 7.499	401	82,088,392	11.69
7.500 - 7.999	765	147,567,213	21.01
8.000 - 8.499	366	60,903,184	8.67
8.500 - 8.999	453	67,797,260	9.65
9.000 - 9.499	153	19,683,741	2.80
9.500 - 9.999	169	21,640,639	3.08
10.000 - 10.499	51	5,697,638	0.81
10.500 - 10.999	52	6,604,978	0.94
11.000 - 11.499	26	3,262,774	0.46
11.500 - 11.999	15	1,774,287	0.25
12.000 - 12.499	9	1,248,296	0.18
12.500 - 12.999	2	203,870	0.03
Total:	**3,711**	**702,491,493**	**100.00**

*ARM Loans Only

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	1	321,888	0.05
1.50	1	179,290	0.03
3.00	3,709	701,990,316	99.93
Total:	**3,711**	**702,491,493**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	1	321,888	0.05
1.50	3,710	702,169,605	99.95
Total:	**3,711**	**702,491,493**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.500 - 6.999	1	321,888	0.05
7.000 - 7.249	3,710	702,169,605	99.95
Total:	**3,711**	**702,491,493**	**100.00**

*ARM Loans Only

Original Prepayment Charge Term

Original Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	509	55,339,845	5.57
12	473	75,552,401	7.60
24	4,829	694,781,629	69.93
30	19	3,595,891	0.36
36	973	163,938,031	16.50
60	6	324,885	0.03
Total:	**6,809**	**993,532,681**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	6,161	Index Type:	
Aggregate Principal Balance:	$807,295,916	6 Month LIBOR:	70.76%
Conforming Principal Balance Loans:	$807,295,916	Fixed Rate:	29.24%
Average Principal Balance:	$131,033		
Range:	$2,514 - $498,309	W.A. Initial Periodic Cap:	2.998%
W.A. Coupon:	7.692%	W.A. Subsequent Periodic Cap:	1.500%
Range:	4.990% - 13.000%	W.A. Lifetime Rate Cap:	7.000%
W.A. Gross Margin:	6.963%	Property Type:	
Range:	5.650% - 7.800%	Single Family:	81.20%
W.A. Remaining Term (months):	342	2-4 Family:	11.40%
Range:	45 – 355	Condo:	6.88%
W.A. Seasoning (months):	6	Manufactured Housing:	0.52%
Latest Maturity Date:	August 7, 2033		
State Concentration (Top 5):		Occupancy Status:	
California	39.23%	Primary:	91.79%
Florida	9.10%	Non-Owner Occupied:	7.49%
New York	8.01%	Second Home:	0.71%
Illinois	6.36%	Documentation Status:	
New Jersey	4.16%	Full:	63.99%
W.A. Combined Original LTV:	83.07%	Stated:	33.41%
Range:	10.87% - 100.00%	Limited/Lite	2.60%
First Liens:	93.75%	W.A. Prepayment Penalty – Term (months):	25
Second Liens	6.25%	Loans with Prepay Penalties:	94.09%
Non-Balloon Loans:	99.59%		
W.A. FICO Score:	623		

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
ARM	3,393	571,209,379	70.76
Fixed-Rate	2,768	236,086,537	29.24
Total:	**6,161**	**807,295,916**	**100.00**

Lien Priority of the Mortgage Loans

Lien Priority	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	4,468	756,816,582	93.75
2nd Lien	1,693	50,479,334	6.25
Total:	**6,161**	**807,295,916**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	1,370	29,251,593	3.60
50,000.01 - 100,000.00	1,244	93,333,508	11.49
100,000.01 - 150,000.00	1,059	133,272,920	16.41
150,000.01 - 200,000.00	1,087	189,174,504	23.30
200,000.01 - 250,000.00	659	147,447,436	18.16
250,000.01 - 300,000.00	462	126,620,386	15.59
300,000.01 - 350,000.00	229	72,711,852	8.95
350,000.01 - 400,000.00	36	13,495,065	1.66
400,000.01 - 450,000.00	10	4,251,650	0.52
450,000.01 - 500,000.00	5	2,439,200	0.30
Total:	**6,161**	**811,998,115**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	1,377	29,086,519	3.60
50,000.01 - 100,000.00	1,243	93,013,912	11.52
100,000.01 - 150,000.00	1,072	134,817,006	16.70
150,000.01 - 200,000.00	1,073	186,343,968	23.08
200,000.01 - 250,000.00	664	148,149,247	18.35
250,000.01 - 300,000.00	460	125,859,566	15.59
300,000.01 - 350,000.00	221	69,940,067	8.66
350,000.01 - 400,000.00	36	13,428,326	1.66
400,000.01 - 450,000.00	10	4,231,076	0.52
450,000.01 - 500,000.00	5	2,426,229	0.30
Total:	**6,161**	**807,295,916**	**100.00**

Original Term

Original Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 60	180	1,083,321	0.13
61 - 120	510	6,153,267	0.76
121 - 180	332	17,586,845	2.18
181 - 240	769	40,216,645	4.98
241 - 300	2	481,063	0.06
301 - 360	4,368	741,774,774	91.88
Total:	**6,161**	**807,295,916**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 60	180	1,083,321	0.13
61 - 120	510	6,153,267	0.76
121 - 180	332	17,586,845	2.18
181 - 240	769	40,216,645	4.98
241 - 300	2	481,063	0.06
301 - 360	4,368	741,774,774	91.88
Total:	**6,161**	**807,295,916**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	3	580,271	0.07
5.000 - 5.499	35	7,903,598	0.98
5.500 - 5.999	268	54,735,141	6.78
6.000 - 6.499	446	89,407,109	11.07
6.500 - 6.999	827	155,796,359	19.30
7.000 - 7.499	487	87,917,981	10.89
7.500 - 7.999	896	155,013,478	19.20
8.000 - 8.499	438	68,747,885	8.52
8.500 - 8.999	578	76,366,914	9.46
9.000 - 9.499	216	23,198,036	2.87
9.500 - 9.999	424	32,299,847	4.00
10.000 - 10.499	119	7,742,564	0.96
10.500 - 10.999	298	14,103,530	1.75
11.000 - 11.499	244	8,648,020	1.07
11.500 - 11.999	380	12,432,305	1.54
12.000 - 12.499	263	7,262,783	0.90
12.500 - 12.999	219	4,884,805	0.61
13.000 - 13.499	20	255,290	0.03
Total:	**6,161**	**807,295,916**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	135	15,955,645	1.98
50.01 - 55.00	68	9,271,182	1.15
55.01 - 60.00	84	12,026,855	1.49
60.01 - 65.00	151	23,569,904	2.92
65.01 - 70.00	263	43,052,876	5.33
70.01 - 75.00	389	63,604,034	7.88
75.01 - 80.00	1,646	280,634,325	34.76
80.01 - 85.00	374	59,407,235	7.36
85.01 - 90.00	688	105,393,642	13.06
90.01 - 95.00	811	45,998,982	5.70
95.01 - 100.00	1,552	148,381,236	18.38
Total:	**6,161**	**807,295,916**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 499	7	844,434	0.10
500 – 524	306	44,746,862	5.54
525 - 549	366	55,400,210	6.86
550 - 574	686	64,107,948	7.94
575 - 599	1,032	114,802,032	14.22
600 - 624	1,078	135,687,253	16.81
625 - 649	1,038	138,496,330	17.16
650 - 674	727	103,957,722	12.88
675 - 699	453	71,718,843	8.88
700 - 724	238	37,611,156	4.66
725 - 749	111	20,155,771	2.50
750 - 774	86	14,890,548	1.84
775 - 799	28	4,073,978	0.50
800 - 824	5	802,830	0.10
Total:	**6,161**	**807,295,916**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	2,014	316,696,564	39.23
Florida	762	73,428,752	9.10
New York	365	64,697,994	8.01
Illinois	423	51,370,976	6.36
New Jersey	217	33,552,303	4.16
Colorado	199	26,501,248	3.28
Massachusetts	139	22,359,744	2.77
Maryland	152	20,127,830	2.49
Minnesota	155	19,758,702	2.45
Hawaii	120	17,633,467	2.18
Michigan	129	13,542,340	1.68
Arizona	138	13,526,962	1.68
Virginia	124	13,379,275	1.66
Washington	110	12,670,922	1.57
Nevada	114	12,476,610	1.55
Connecticut	102	11,530,559	1.43
Texas	121	11,166,544	1.38
Ohio	87	9,058,108	1.12
North Carolina	96	8,842,846	1.10
Georgia	83	8,714,503	1.08
Wisconsin	65	6,047,854	0.75
Pennsylvania	62	5,485,096	0.68
Tennessee	54	4,810,428	0.60
Missouri	53	4,316,438	0.53
Utah	46	3,689,636	0.46
Oregon	30	3,251,056	0.40
New Hampshire	24	2,615,271	0.32
Kansas	27	2,525,342	0.31
Rhode Island	19	2,315,544	0.29
South Carolina	19	1,490,965	0.18
Idaho	17	1,262,499	0.16
Oklahoma	12	1,232,531	0.15
Indiana	21	1,215,436	0.15
Arkansas	13	1,156,020	0.14
Wyoming	6	688,606	0.09
Iowa	8	632,193	0.08

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
West Virginia	7	592,158	0.07
Alaska	3	574,433	0.07
Nebraska	5	513,255	0.06
New Mexico	6	455,300	0.06
Vermont	2	315,776	0.04
Montana	4	311,140	0.04
Maine	2	276,719	0.03
Delaware	3	276,266	0.03
Kentucky	3	209,703	0.03
Total:	**6,161**	**807,295,916**	**100.00**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	5,596	741,046,393	91.79
Non-Owner Occupied	523	60,480,617	7.49
Second Home	42	5,768,907	0.71
Total:	**6,161**	**807,295,916**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	4,310	516,560,369	63.99
Stated Documentation	1,703	269,734,315	33.41
Limited/Lite Documentation	148	21,001,233	2.60
Total:	**6,161**	**807,295,916**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	2,782	421,186,340	52.17
Purchase	3,177	355,559,221	44.04
Refinance - Rate Term	202	30,550,355	3.78
Total:	**6,161**	**807,295,916**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	5,044	655,499,167	81.20
2-4 Family	552	92,021,871	11.40
Condo	518	55,575,963	6.88
Manufactured Housing	47	4,198,915	0.52
Total:	**6,161**	**807,295,916**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
August 2004	1	99,109	0.02
September 2004	3	567,976	0.10
October 2004	11	1,487,623	0.26
November 2004	24	3,070,255	0.54
February 2005	1	231,055	0.04
March 2005	10	1,995,901	0.35
April 2005	43	7,659,273	1.34
May 2005	200	31,777,234	5.56
June 2005	607	106,579,045	18.66
July 2005	1,534	254,348,854	44.53
August 2005	900	153,252,273	26.83
April 2006	2	502,675	0.09
May 2006	1	233,112	0.04
June 2006	10	1,861,075	0.33
July 2006	27	4,516,081	0.79
August 2006	19	3,027,837	0.53
Total:	**3,393**	**571,209,379**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	5	945,764	0.17
6.000 – 6.499	56	12,367,718	2.17
6.500 – 6.999	3,331	557,574,009	97.61
7.500 – 7.999	1	321,888	0.06
Total:	**3,393**	**571,209,379**	**100.00**

*ARM Loans Only

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	3	580,271	0.10
12.000 - 12.499	34	7,593,192	1.33
12.500 - 12.999	200	41,615,936	7.29
13.000 - 13.499	287	56,991,217	9.98
13.500 - 13.999	548	103,125,892	18.05
14.000 - 14.499	361	65,268,289	11.43
14.500 - 14.999	703	122,161,152	21.39
15.000 - 15.499	353	55,856,637	9.78
15.500 - 15.999	439	62,348,331	10.92
16.000 - 16.499	149	18,100,572	3.17
16.500 - 16.999	164	19,749,161	3.46
17.000 - 17.499	51	5,697,638	1.00
17.500 - 17.999	50	5,899,776	1.03
18.000 - 18.499	25	2,994,863	0.52
18.500 - 18.999	15	1,774,287	0.31
19.000 - 19.499	9	1,248,296	0.22
19.500 - 19.999	2	203,870	0.04
Total:	**3,393**	**571,209,379**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	3	580,271	0.10
5.000 - 5.499	34	7,593,192	1.33
5.500 - 5.999	200	41,615,936	7.29
6.000 - 6.499	287	56,991,217	9.98
6.500 - 6.999	548	103,125,892	18.05
7.000 - 7.499	361	65,179,037	11.41
7.500 - 7.999	703	122,250,404	21.40
8.000 - 8.499	353	55,856,637	9.78
8.500 - 8.999	439	62,348,331	10.92
9.000 - 9.499	149	18,100,572	3.17
9.500 - 9.999	164	19,749,161	3.46
10.000 - 10.499	51	5,697,638	1.00
10.500 - 10.999	50	5,899,776	1.03
11.000 - 11.499	25	2,994,863	0.52
11.500 - 11.999	15	1,774,287	0.31
12.000 - 12.499	9	1,248,296	0.22
12.500 - 12.999	2	203,870	0.04
Total:	**3,393**	**571,209,379**	**100.00**

*ARM Loans Only

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	1	321,888	0.06
1.50	1	179,290	0.03
3.00	3,391	570,708,201	99.91
Total:	**3,393**	**571,209,379**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	1	321,888	0.06
1.50	3,392	570,887,491	99.94
Total:	**3,393**	**571,209,379**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.500 - 6.749	1	321,888	0.06
7.000 - 7.249	3,392	570,887,491	99.94
Total:	**3,393**	**571,209,379**	**100.00**

*ARM Loans Only

Original Prepayment Charge Term

Original Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	467	47,672,910	5.91
12	440	63,226,993	7.83
24	4,355	563,123,700	69.75
30	19	3,595,891	0.45
36	880	129,676,422	16.06
Total:	**6,161**	**807,295,916**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY - GROUP II POOL

Number of Mortgage Loans:	648	Index Type:	
Aggregate Principal Balance:	$186,236,765	6 Month LIBOR:	70.49%
Conforming Principal Balance Loans:	$0	Fixed Rate:	29.51%
Average Principal Balance:	$287,402		
Range:	$2,514 – $746,229	W.A. Initial Periodic Cap:	3.000%
W.A. Coupon:	7.199%	W.A. Subsequent Periodic Cap:	1.500%
Range:	4.990% - 14.990%	W.A. Lifetime Rate Cap:	7.000%
W.A. Gross Margin:	6.941%	Property Type:	
Range:	5.940% - 6.990%	Single Family:	94.53%
W.A. Remaining Term (months):	347	Condo:	2.93%
Range:	45 - 355	2-4 Family:	2.35%
W.A. Seasoning:	6	Manufactured Housing:	0.19%
Latest Maturity Date:	August 1,2033		
State Concentration (Top 5):		Occupancy Status:	
California	58.32%	Primary:	95.08%
New York	9.52%	Non-Owner Occupied:	3.39%
Florida	6.65%	Second Home:	1.53%
Maryland	3.16%	Documentation Status:	
Massachusetts	2.77%	Full:	61.58%
W.A. Combined Original LTV:	84.22%	Stated:	31.83%
Range:	44.00% - 100.00%	Limited/Lite	6.58%
First Liens:	94.79%	W.A. Prepayment Penalty – Term (months):	26
Second Liens	5.21%	Loans with Prepay Penalties:	95.88%
Non-Balloon Loans:	100.00%		
W.A. FICO Score:	629		

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
ARM	318	131,282,114	70.49
Fixed-Rate	330	54,954,651	29.51
Total:	**648**	**186,236,765**	**100.00**

Lien Priority of the Mortgage Loans

Lien Priority	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	421	176,531,896	94.79
2nd Lien	227	9,704,870	5.21
Total:	**648**	**186,236,765**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	136	2,815,355	1.50
50,000.01 - 100,000.00	91	6,997,572	3.74
250,000.01 - 300,000.00	1	269,500	0.14
300,000.01 - 350,000.00	53	18,212,744	9.73
350,000.01 - 400,000.00	178	67,292,957	35.93
400,000.01 - 450,000.00	75	32,126,372	17.16
450,000.01 - 500,000.00	72	34,778,077	18.57
500,000.01 - 550,000.00	13	6,809,113	3.64
550,000.01 - 600,000.00	19	11,000,790	5.87
600,000.01 - 650,000.00	2	1,292,000	0.69
650,000.01 - 700,000.00	4	2,735,750	1.46
700,000.01 - 750,000.00	4	2,933,000	1.57
Total:	**648**	**187,263,230**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	136	2,763,903	1.48
50,000.01 - 100,000.00	91	6,940,966	3.73
250,000.01 - 300,000.00	1	267,911	0.14
300,000.01 - 350,000.00	54	18,465,891	9.92
350,000.01 - 400,000.00	179	67,389,283	36.18
400,000.01 - 450,000.00	75	32,070,970	17.22
450,000.01 - 500,000.00	70	33,698,706	18.09
500,000.01 - 550,000.00	15	7,875,605	4.23
550,000.01 - 600,000.00	17	9,838,009	5.28
600,000.01 - 650,000.00	2	1,285,589	0.69
650,000.01 - 700,000.00	4	2,722,975	1.46
700,000.01 - 750,000.00	4	2,916,957	1.57
Total:	**648**	**186,236,765**	**100.00**

Original Term

Original Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 60	30	160,045	0.09
61 - 120	32	657,053	0.35
121 - 180	36	910,653	0.49
181 - 240	129	7,977,118	4.28
301 - 360	421	176,531,896	94.79
Total:	**648**	**186,236,765**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 60	30	160,045	0.09
61 - 120	32	657,053	0.35
121 - 180	36	910,653	0.49
181 - 240	129	7,977,118	4.28
301 - 360	421	176,531,896	94.79
Total:	**648**	**186,236,765**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	744,175	0.40
5.000 - 5.499	7	2,609,230	1.40
5.500 - 5.999	62	25,966,850	13.94
6.000 - 6.499	65	27,934,624	15.00
6.500 - 6.999	114	49,083,359	26.36
7.000 - 7.499	60	25,763,938	13.83
7.500 - 7.999	71	28,993,157	15.57
8.000 - 8.499	13	5,046,547	2.71
8.500 - 8.999	15	5,942,255	3.19
9.000 - 9.499	10	2,058,551	1.11
9.500 - 9.999	18	2,908,864	1.56
10.000 - 10.499	6	384,309	0.21
10.500 - 10.999	18	1,882,329	1.01
11.000 - 11.499	14	1,051,749	0.56
11.500 - 11.999	19	1,316,701	0.71
12.000 - 12.499	10	745,527	0.40
12.500 - 12.999	7	302,593	0.16
13.000 - 13.499	48	1,538,389	0.83
13.500 - 13.999	57	1,718,978	0.92
14.000 - 14.499	1	34,836	0.02
14.500 - 14.999	31	209,804	0.11
Total:	**648**	**186,236,765**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	2	934,571	0.50
50.01 - 55.00	1	348,401	0.19
55.01 - 60.00	2	745,147	0.40
60.01 - 65.00	12	5,388,611	2.89
65.01 - 70.00	18	7,719,656	4.15
70.01 - 75.00	40	17,688,270	9.50
75.01 - 80.00	152	62,679,609	33.66
80.01 - 85.00	37	13,696,855	7.35
85.01 - 90.00	85	34,486,366	18.52
90.01 - 95.00	80	12,606,476	6.77
95.01 - 100.00	219	29,942,804	16.08
Total:	**648**	**186,236,765**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	16	6,649,261	3.57
525 - 549	11	4,534,936	2.44
550 - 574	76	14,411,725	7.74
575 - 599	76	23,333,893	12.53
600 - 624	132	40,148,592	21.56
625 - 649	152	34,922,341	18.75
650 - 674	94	28,880,603	15.51
675 - 699	46	17,987,793	9.66
700 - 724	26	9,087,693	4.88
725 - 749	13	4,040,801	2.17
750 - 774	5	1,741,671	0.94
775 - 799	1	497,456	0.27
Total:	**648**	**186,236,765**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	310	108,622,371	58.32
New York	45	17,731,437	9.52
Florida	79	12,383,876	6.65
Maryland	19	5,878,421	3.16
Massachusetts	13	5,156,813	2.77
Virginia	17	4,561,203	2.45
Colorado	15	4,463,285	2.40
Arizona	20	3,627,862	1.95
Connecticut	11	3,325,157	1.79
New Jersey	15	3,296,796	1.77
Illinois	10	2,994,680	1.61
Washington	6	2,018,302	1.08
Nevada	12	1,975,661	1.06
Texas	25	1,919,856	1.03
Michigan	7	1,710,153	0.92
Hawaii	3	1,109,256	0.60
Utah	2	975,915	0.52
Minnesota	11	889,123	0.48
Missouri	7	865,390	0.46
Georgia	3	569,720	0.31
Pennsylvania	1	422,752	0.23
New Mexico	1	403,478	0.22
Oregon	1	398,850	0.21
Tennessee	2	381,145	0.20
Rhode Island	1	345,011	0.19
Wisconsin	5	113,215	0.06
North Carolina	4	62,154	0.03
Kentucky	1	23,381	0.01
Montana	1	7,280	0.00
Delaware	1	4,224	0.00
Total:	**648**	**186,236,765**	**100.00**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	621	177,077,004	95.08
Non-Owner Occupied	17	6,309,763	3.39
Second Home	10	2,849,998	1.53
Total:	**648**	**186,236,765**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	370	114,689,829	61.58
Stated Documentation	250	59,285,557	31.83
Limited/Lite Documentation	28	12,261,379	6.58
Total:	**648**	**186,236,765**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	279	102,687,239	55.14
Purchase	345	74,724,570	40.12
Refinance - Rate Term	24	8,824,956	4.74
Total:	**648**	**186,236,765**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	605	176,044,255	94.53
Condo	28	5,459,674	2.93
2-4 Family	14	4,382,408	2.35
Manufactured Housing	1	350,428	0.19
Total:	**648**	**186,236,765**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
September 2004	1	462,962	0.35
October 2004	1	267,911	0.20
November 2004	1	395,413	0.30
March 2005	3	1,256,724	0.96
April 2005	4	1,550,590	1.18
May 2005	17	6,853,059	5.22
June 2005	49	19,249,429	14.66
July 2005	149	62,955,047	47.95
August 2005	91	37,450,868	28.53
May 2006	1	474,480	0.36
June 2006	1	365,633	0.28
Total:	**318**	**131,282,114**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	2	744,175	0.57
6.000 – 6.499	13	4,961,570	3.78
6.500 – 6.999	303	125,576,369	95.65
Total:	**318**	**131,282,114**	**100.00**

*ARM Loans Only

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	2	744,175	0.57
12.000 - 12.499	7	2,609,230	1.99
12.500 - 12.999	42	17,516,837	13.34
13.000 - 13.499	45	18,969,541	14.45
13.500 - 13.999	81	34,272,931	26.11
14.000 - 14.499	40	16,909,355	12.88
14.500 - 14.999	62	25,316,809	19.28
15.000 - 15.499	13	5,046,547	3.84
15.500 - 15.999	14	5,448,929	4.15
16.000 - 16.499	4	1,583,169	1.21
16.500 - 16.999	5	1,891,478	1.44
17.500 - 17.999	2	705,202	0.54
18.000 - 18.499	1	267,911	0.20
Total:	**318**	**131,282,114**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	744,175	0.57
5.000 - 5.499	7	2,609,230	1.99
5.500 - 5.999	42	17,516,837	13.34
6.000 - 6.499	45	18,969,541	14.45
6.500 - 6.999	81	34,272,931	26.11
7.000 - 7.499	40	16,909,355	12.88
7.500 - 7.999	62	25,316,809	19.28
8.000 - 8.499	13	5,046,547	3.84
8.500 - 8.999	14	5,448,929	4.15
9.000 - 9.499	4	1,583,169	1.21
9.500 - 9.999	5	1,891,478	1.44
10.500 - 10.999	2	705,202	0.54
11.000 - 11.499	1	267,911	0.20
Total:	**318**	**131,282,114**	**100.00**

*ARM Loans Only

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to *read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not* include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.00	318	131,282,114	100.00
Total:	**318**	**131,282,114**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.50	318	131,282,114	100.00
Total:	**318**	**131,282,114**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
7.000 - 7.249	318	131,282,114	100.00
Total:	**318**	**131,282,114**	**100.00**

*ARM Loans Only

Original Prepayment Charge Term

Original Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	42	7,666,935	4.12
12	33	12,325,408	6.62
24	474	131,657,929	70.69
36	93	34,261,609	18.40
60	6	324,885	0.17
Total:	**648**	**186,236,765**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

ABS Banking

Nita Cherry	212-250-7773
Ted Hsueh	212-250-6997
Doug Nicholson	212-250-0865
Renee McGrail	212-250-3097

ABS Structuring

Bill Yeung	212-250-6893
David Haynie	212-250-4519
Steve Lumer	212-250-0115
Declan Brady	212-250-5158

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is *preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable,* and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.